EARNINGS PROTECTION GUARANTEED MINIMUM DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the sections of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period".

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit payable before the date of benefit exercise under the Guaranteed Partial Withdrawal Benefit (GPWB), if applicable, will be the greatest of 1, 2, or 3, less any applicable Premium Tax:

     1. The Contract Value determined as of the end of the Valuation Period during which the Service Center receives both due proof of death and an election for the payment method.

     2. The total Purchase Payments reduced by adjusted partial withdrawals. An adjusted partial withdrawal is the partial withdrawal prior to any applicable MVA but including any withdrawal charges multiplied by the ratio of a to b, where:

     a. Is the greater of (1) Contract value, or (2) total Purchase Payments minus prior adjusted partial withdrawals, on the date of (but prior to) the current partial withdrawal. b. Is the Contract Value on the date of (but prior to) the partial withdrawal.

     3. The Contract Value calculated in 1 plus [50%] ([30%] if any of the Contract Owners is age 70 or older on the Issue Date) of the lesser of a or b, where:

     a. Is the Contract Value as described in 1 above minus total Purchase Payments; or b. Is [three] times the total Purchase Payments [you make in the first 24 months from the Issue Date].

After the date of benefit exercised under the GPWB (if applicable), the death benefit will not increase but it will decrease by the benefits paid under the GPWB, and it will also decrease by the percentage of any Contract Value withdrawn (prior to any applicable MVA but including any withdrawal charges) in excess of the GPWB payments.

Withdrawal charges are used to also mean Contingent Deferred Sales Charges, where applicable. The term withdrawal is used to also mean surrender, where applicable.

There is no MVA adjustment made on the death benefit.

If Joint Owners are named, the Age of the older Contract Owner will be used to determine the GMIB Value. If a non-individual owns the Contract, then Contract Owner shall mean Annuitant and the Annuitant's Age is used to determine the death benefit.

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If  the  Contract  Owner  dies  during  the  Accumulation  Phase  and  the  sole
Beneficiary or Joint Owner is the spouse of the Contract Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Contract Owner's rights under the Contract. An election by the spouse to continue the Contract must be made by an Authorized Request within 60 days after the date that the benefit first becomes payable by the Company. In this event, the Contract Value for the Valuation Period during which this election is implemented will be adjusted, if necessary, to equal the death benefit. The Contract Value is then treated as the total Purchase Payments in the calculation of the death benefit for the Contract continued by the spouse.

Any part of the death benefit amount that has been invested in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk, which is borne by the Beneficiary.

Conditions for Termination of the Earnings  Protection  Guaranteed Minimum Death
Benefit: This benefit will terminate on the Income Date or when the Contract terminates.

Benefit  Charge:
The charge for this benefit is included in the mortality and expense risk charge shown in the Contract Schedule.

Signed for Allianz Life Insurance Company of North America by:


               [Suzanne J. Pepin]                [Charles Kavitsky]
                Suzanne J. Pepin                  Charles Kavitsky
        Senior Vice President, Secretary           President
           and Chief Legal Officer